SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

______New Territories, Hong Kong________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X       Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___     No      X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Amendments to Memorandum and Articles of Association.

Highway Holdings Limited (the “Company”) is a British Virgin Islands company. In the British Virgin Islands, a company’s charter documents that are comparable to a US-domestic corporation’s articles or certificate of incorporation and bylaws are called Memorandum of Association and Articles of Association. On August 6, 2015, the Company filed an amendment with the British Virgin Islands Registrar of Corporate Affairs to amend the Articles of Association. A copy of the Amendment to the Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands on August 6, 2015 is attached hereto as Exhibit 1.1. The amendment to the Articles of Association includes the following:

A.   The procedures for nominating a person for election to the Board of Directors have been clarified to become more consistent with procedures used by public companies in the United States. The new provisions clarify that, among other things, (i) nominations must be made by existing shareholders, (ii) the nominations must be received not less than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting, and (iii) any nomination must include the type of information needed in order to enable the Company to comply with its disclosure requirements under the Securities Exchange Act of 1934 (the “Exchange Act”). The proposed nominee must furnish the Company with such other information as the Company deems necessary to determine whether the nominee can serve as an independent director of the Company, and whether the election of the nominee will jeopardize the Company’s eligibility to continue as a “foreign private issuer” under the Exchange Act.

B.   The requirement that any action required or permitted to be taken by the shareholders of the Company must be effected at a duly called meeting of the shareholders and may not be effected by any consent in writing by shareholders.

C.   The directors are required to convene a meeting of the shareholders upon the written request of shareholders holding 25% or more of the outstanding voting shares of the Company.

Exhibit Index

Exhibit Number

1.1	Form of Amendment to Articles of Association, filed on August 6, 2015.

15.1	Press release, dated September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: September 30, 2015	By /s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer